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FORM 4
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                              WASHINGTON, DC 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol     |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
 Zell         Samuel                     |  Danielson Holding Corporation (DHC)            |       X   Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |           Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
Two North Riverside Plaza                |   Reporting Person,   |                         |           Other (specify below)
Suite 600                                |   if an Entity        |     August 2000         |     -----
                                         |   (Voluntary)         |                         |
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
Chicago          IL               60606  |                       |     (Month/Year)        | X  Form Filed by One Reporting Person
                                         |                       |                         | --
-----------------------------------------|-------------------------------------------------|    Form Filed by More than One
(City)          (State)          (Zip)   |                                                 | -- Reporting Person
                                         |                                                 |
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                  |2. Transaction| 3. Transaction|4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |    Code       |   or Disposed of (D)     | Securities  |   ship   | of
                                      |              |    (Instr. 8) |   (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |               |                          | Owned at End| Direct   | Bene-
                                      |              |---------------|--------------------------| of Month    | (D) or   | ficial
                                      |              |       |       |         | (A)  |         | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |       |         |  or  |         |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V    | Amount  | (D)  |  Price  |             |(Instr. 4)|(Instr.4)
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
Common Stock                          |    N/A       |       |  V    |No Change|      |         | 2,000,000   |    I     |  (1)
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
--------------------------------------|--------------|-------|-------|---------|------|---------|-------------|--------- |---------
                                      |              |       |       |         |      |         |             |          |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).



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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Warrant to purchase     |  $4.74391   |08/04/2000| J(3)  |    |        |102,000  |08/12/ |08/12/  |Common  |1,900,568  |
common stock (right to  |     (2)     |          |       |    |        |         |1999   |2003    |Stock   |           |
buy)                    |             |          |       |    |        |         |       |  (2)   |par     |           |
                        |             |          |       |    |        |         |       |        |value   |           |
                        |             |          |       |    |        |         |       |        |$.10    |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
1,900,568         |        I               |             (1)
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                  |                        |
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                  |                        |
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                  |                        |
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                  |                        |
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                  |                        |
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Explanation of Responses:
                                                                                       /s/ Samuel Zell                    09/08/2000
                                                                                      --------------------------------    ----------
                                                                                      ** Signature of Reporting Person(1)    Date
                                                                                            Samuel Zell

     (1) Common Stock and Warrants to Purchase Common Stock ("Warrants") are beneficially owned by SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"). Mr. Zell is beneficiary and trustee of a trust which is the sole stockholder of the corporation which is the sole managing member of SZ Investments and is a beneficiary of trust which are partners of partnerships which are the non-managing members of SZ Investments and, as such, Mr. Zell may be deemed to be the beneficial owner of the Common Stock and Warrants reported herein.
     (2) Exercise price, expiration date and number of warrants may be adjusted pursuant to Warrant Agreement. On December 30, 1999, pursuant to anti-dilution provisions contained in the Warrant Agreement, the number of shares to be exercised increased by 2,568 and the exercise price decreased from $4.75 to $4.74391 per share.
     (3) Warrants transferred to third party by SZ Investments in connection with the retirement of such third party from SZ investments.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
  Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                           (Print or Type Responses)